UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of July 2015

001-13248
(Commission File Number)

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On July 9, 2015, SciVac Therapeutics Inc., formerly Levon Resources Ltd. (the “Company”), announced the completion of its reverse takeover transaction (the “Transaction”), pursuant to which the Company acquired all of the issued and outstanding securities of SciVac Ltd., an Israeli corporation (“SciVac”), in exchange for 517,514,016 common shares of the Company (the “Common Shares”), resulting in the former SciVac securityholders holding 68.4% of the issued and outstanding Common Shares and the Company’s shareholders immediately prior to consummation of the Transaction controlling the remaining 31.6%. The Company’s shareholders immediately prior to the effective time of the Transaction received, in exchange for each common share of the Company then held, one Common Share, and 0.5 of a common share of Levon Resources Ltd., formerly 1027949 B.C. Ltd. (“Spinco”). The Transaction was conducted by way of a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia), which was approved by the Supreme Court of British Columbia (the “Court”) on June 4, 2015. The Transaction became effective at 12:01 a.m. on July 9, 2015. On completion of the Transaction, the Company changed its name from Levon Resources Ltd. to SciVac Therapeutics Inc. and reconstituted its board of directors and senior management team. Following the completion of the Transaction, the Company will operate the business of SciVac, and Spinco will operate the Company’s former business. Additional details of the Transaction are contained in the Notice of Change In Corporate Structure, which is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Additionally, our Common Shares, which had been quoted on the OTCQX under the symbol “LVNVF”, are now quoted on the OTCQX under the symbol “SVACF”.

SciVac’s unaudited interim consolidated financial statements for the three-month period ended March 31, 2015 are furnished as Exhibit 99.2 to this Report on Form 6-K and are incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Notice of Change In Corporate Structure

99.2	SciVac Ltd. Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciVac Therapeutics Inc.

Date: July 17, 2015	By:	/s/ Dr. Curtis Lockshin
Dr. Curtis Lockshin
Chief Executive Officer

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